UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 Coherent, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    192479103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                 with a copy to:
     Augustus K. Oliver                          Allen B. Levithan, Esq.
     Oliver Press Partners, LLC                  Lowenstein Sandler PC
     152 West 57th Street                        65 Livingston Avenue
     New York, New York 10019                    Roseland, New Jersey 07068
     (212) 277-5654                              (973) 597-2406
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 21, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     192479103
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Oliver Press Partners, LLC
     I.R.S.  Identification  Nos. of above persons (entities only):  20-2688930

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,224,989*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    2,224,989*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,224,989*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  7.1%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IA
--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "Shares"), of Coherent, Inc., a Delaware corporation, owned, as of November 26, 2007, by Davenport Partners, L.P., a Delaware limited partnership, the 1,937,871 Shares owned by JE Partners, a Bermuda partnership, and the 43,000 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership. See Items 2 and 5 of this Schedule 13D Amendment No. 1 for additional information.

Cusip No.     192479103
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Oliver Press Investors, LLC
     I.R.S.  Identification  Nos. of above persons (entities only):  20-2688868

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,224,989*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    2,224,989*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,224,989*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  7.1%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  PN
--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "Shares"), of Coherent, Inc., a Delaware corporation, owned, as of November 26, 2007, by Davenport Partners, L.P., a Delaware limited partnership, the 1,937,871 Shares owned by JE Partners, a Bermuda partnership, and the 43,000 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership. See Items 2 and 5 of this Schedule 13D Amendment No. 1 for additional information.

Cusip No.     192479103
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Augustus K. Oliver
     I.R.S.  Identification  Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,224,989*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    2,224,989*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,224,989*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  7.1%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "Shares"), of Coherent, Inc., a Delaware corporation, owned, as of November 26, 2007, by Davenport Partners, L.P., a Delaware limited partnership, the 1,937,871 Shares owned by JE Partners, a Bermuda partnership, and the 43,000 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership. See Items 2 and 5 of this Schedule 13D Amendment No. 1 for additional information.

Cusip No.     192479103
--------------------------------------------------------------------------------
1.   Names of Reporting  Persons:  Clifford Press
     I.R.S.  Identification  Nos. of above persons (entities only):

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)
     (b)    X
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

   Number of                          7. Sole Voting Power:                   0
                                         ---------------------------------------
   Shares Beneficially                8. Shared Voting Power:         2,224,989*
                                         ---------------------------------------
   Owned by
   Each Reporting                     9. Sole Dispositive Power:              0
                                         ---------------------------------------
   Person With                       10. Shared Dispositive Power:    2,224,989*
                                         ---------------------------------------
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:   2,224,989*
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  7.1%*
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------
* This is a joint filing by Oliver Press Partners, LLC, Oliver Press Investors, LLC, Augustus K. Oliver and Clifford Press, who share the power to vote and the power to direct the disposition of the 244,118 shares of common stock, par value $0.01 per share (the "Shares"), of Coherent, Inc., a Delaware corporation, owned, as of November 26, 2007, by Davenport Partners, L.P., a Delaware limited partnership, the 1,937,871 Shares owned by JE Partners, a Bermuda partnership, and the 43,000 Shares owned by Oliver Press Master Fund LP, a Cayman limited partnership. See Items 2 and 5 of this Schedule 13D Amendment No. 1 for additional information.

Item 2.   Identity and Background.
          -----------------------

          This Schedule 13D, as amended, is being filed by i) Oliver Press Investors, LLC, a Delaware limited liability company ("OPI"), and the general partner of each of Davenport Partners, L.P., a Delaware limited partnership
("Davenport"), JE Partners, a Bermuda partnership ("JE"), and Oliver Press Master Fund LP, a Cayman limited partnership ("Master Fund" and, together with Davenport and JE, the "Partnerships"), ii) Oliver Press Partners, LLC, a Delaware limited liability company ("OPP"), the investment adviser to each of the Partnerships, iii) Augustus K. Oliver ("Oliver") and iv) Clifford Press ("Press" and, collectively with OPI, OPP and Oliver, the "Filing Parties"). Oliver and Press are United States citizens and the Managing Members of each of OPI and OPP. The business address of the Filing Parties is 152 West 57th Street, 46th Floor, New York, New York 10019.

          None of the Filing Parties have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Filing Party been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The amount required by JE to purchase the 307,800 Shares owned by it and reported in Item 5 of this Schedule 13D Amendment No. 1 was $8,913,266, including commissions. The amount required by Master Fund to purchase the 43,000 Shares owned by it and reported in Item 5 of this Schedule 13D Amendment No. 1 was $1,245,145, including commissions. All Shares owned by JE and Master Fund were purchased in open market transactions with cash from their respective partnership assets.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          As of November 26, 2007, Davenport owned 244,118 Shares, JE owned 1,937,871 Shares, and Master Fund owned 43,000 Shares, constituting 0.78%, 6.17% and 0.14%, respectively, and 7.1% in the aggregate, of the 31,411,080 Shares reported by the Company to be outstanding as of September 29, 2006 on the Amendment No. 1 to Form S-3 filed by the Company with the Securities and Exchange Commission on October 4, 2006. OPP as the investment adviser to the Partnerships, has the power to vote and the power to direct the disposition of such Shares. OPI, as the general partner of the Partnerships, and Messrs. Oliver and Press, as the Managing Members of OPP and OPI, share the power to vote and to the power to direct the disposition of such Shares.

          Attached hereto as Schedule I is a list of all transactions in Shares effected by the Partnerships in the sixty (60) days on or prior to November 21, 2007, and from November 21, 2007 through and including November 26, 2007. No other Filing Party had any transactions in Shares in the sixty (60) days on or prior to November 21, 2007, and from November 21, 2007 through and including November 26, 2007.

Item 7.   Exhibits.
          --------

          Exhibit A - Joint filing agreement, dated as of November 26, 2007, by and among Oliver Press Investors, LLC, Oliver Press Partners, LLC, Augustus K. Oliver and Clifford Press.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            November 26, 2007


                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member


                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                                Augustus K. Oliver


                                            /s/ Clifford Press
                                            ------------------------------------
                                                Clifford Press



  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                   SCHEDULE I


                          Purchases by JE Partners, LP



     Date             No. of Shares         Total Cost*         Price Per Share*
     ----             -------------         -----------         ----------------

    8-Nov-07             43,900            $1,312,342.21           29.8939
    9-Nov-07             43,900            $1,259,179.31           28.6829
   12-Nov-07             43,900            $1,281,994.14           29.2026
   13-Nov-07             21,900              $636,812.58           29.0782
   14-Nov-07             22,000              $637,758.00           28.9890
   16-Nov-07             14,800              $425,944.00           28.7800
   19-Nov-07             43,900            $1,249,683.74           28.4666
   20-Nov-07             38,200            $1,088,337.10           28.4905
   21-Nov-07             35,300            $1,021,214.88           28.9296
*Including Commissions

                    Purchases by Oliver Press Master Fund LP



     Date             No. of Shares          Total Cost*        Price Per Share*
     ----             -------------          -----------        ----------------

     8-Nov-07              6,100             $182,352.79             29.8939
     9-Nov-07              6,100             $174,965.69             28.6829
    12-Nov-07              6,100             $178,135.86             29.2026
    13-Nov-07              3,100              $90,142.42             29.0782
    14-Nov-07              3,000              $86,967.00             28.9890
    16-Nov-07              2,100              $60,438.00             28.7800
    19-Nov-07              6,100             $173,646.26             28.4666
    20-Nov-07              5,400             $153,848.70             28.4905
    21-Nov-07              5,000             $144,648.00             28.9296
*Including Commissions

                                   Exhibit A

                             JOINT FILING AGREEMENT
                             ----------------------


          The undersigned agree that this Schedule 13D Amendment No. 1 relating to the shares of common stock of Coherent, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).




                                            November 26, 2007


                                            OLIVER PRESS INVESTORS, LLC

                                            By: /s/ Augustus K. Oliver
                                               ---------------------------------
                                                    Augustus K. Oliver
                                                    Managing Member


                                            OLIVER PRESS PARTNERS, LLC

                                            By: /s/ Clifford Press
                                               ---------------------------------
                                                    Clifford Press
                                                    Managing Member



                                            /s/ Augustus K. Oliver
                                            ------------------------------------
                                                Augustus K. Oliver



                                            /s/ Clifford Press
                                            ------------------------------------
                                                Clifford Press